Exhibit 99.1

NOTE CONVERSION AGREEMENT

This NOTE CONVERSION AGREEMENT (this “Agreement”) is made as of March , 2023, by and between Fangdd Network Group Ltd., a Cayman Islands exempted company (the “Company”), and the holder of convertible promissory note issued by the Company as identified on the signature page hereto (the “Noteholder”). Capitalized terms in this Agreement but not defined herein shall have the meanings given to such terms in the Note (as defined below).

RECITALS

WHEREAS, the Noteholder is the owner of the Convertible Promissory Note due August 12, 2023 in the principal amount of US$21,000,000 (the “Note”), issued by the Company pursuant to that certain Convertible Note Purchase Agreement, dated January 13, 2023 by and between the Company and the Noteholder (as may be amended or restated from time to time, the “Note Purchase Agreement”);

WHEREAS, at any time before the maturity date, the Note is convertible, in whole but not in part, into Class A ordinary shares of the Company at the option of the Noteholder at a price set forth in the Note. Unless previously converted, the Company shall repay the outstanding principal amount plus all accrued but unpaid interest on the maturity date.

WHEREAS, the Noteholder has proposed to convert the Note and the Company believes it is in the Company’s best interests to have the Note converted, in whole, into Class A ordinary shares of the Company at a reduced conversion price of US$0.00112 per share; and

WHEREAS, Section 13 of the Note provides that any provision of the Note may be changed or amended upon the mutual written consent of the Company and the Noteholder.

NOW, THEREFORE, in consideration of the foregoing recitals and the promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.      Amendment to the Conversion Price. Conditioned upon the delivery of the Conversion Notice by the Noteholder on the date hereof pursuant to Clause 2(a) of this Agreement, subject to other terms of this Agreement and in reliance upon the Noteholder’s representations, warranties and agreements contained herein, the Company hereby agrees that, effective on the date hereof, Section 3.2 of the Note shall be amended and restated in its entirety to read as follows:

“Conversion Price. Subject to adjustment as set forth in this Note, the price at which Lender has the right to convert all, and no less than all, of the Outstanding Balance into Conversion Shares is the Conversion Price, which shall be US$0.00112 per Conversion Share.”

2.      Conversion of the Note.

(a)      On the terms and subject to the conditions of this Agreement, the Noteholder hereby gives irrevocable notice to the Company that the Noteholder elects to convert the entirety of the Outstanding Balance of the Note at the amended Conversion Price set forth in Clause 1 of this Agreement into an aggregate of 18,750,000,000 Class A ordinary shares of the Company (the “Conversion Shares”), which shall be issued in the name(s) of the Permitted Designee(s) as set out in SCHEDULE 1 attached hereto. The Noteholder agrees and acknowledges that its signing and delivery of this Agreement shall constitute the delivery of a Conversion Notice as set forth under Sections 3.1 and 7 of the Note.

(b)      From and after the issuance of the Conversion Shares, no amounts shall remain outstanding under the Note and the Note shall be cancelled and otherwise be of no further force or effect.

3.      Representations and Warranties of the Noteholder. The Noteholder hereby represents and warrants to the Company as follows:

(a)      This Agreement has been duly and validly authorized, executed and delivered by the Noteholder and constitutes the legal, valid and binding agreement of the Noteholder, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors’ rights generally or general principles of equity; the Noteholder has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b)      The Noteholder has good and valid title to the Note and owns and holds the entire right, title and interest in and to the Note, free and clear of any liens, claims or encumbrances (other than those arising as a result of this Agreement) and the Note is not subject to any contract, agreement, arrangement, commitment or understanding restricting or otherwise relating to the disposition of the Note.

(c)      The Noteholder understands that the Note and Conversion Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Noteholder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Noteholder set forth herein in order to determine the availability of such exemptions and the eligibility of the Noteholder to complete the offer and sale of the Note and the Conversion Shares in accordance with this Agreement.

(d)      The Noteholder understands that the Conversion Shares may not be resold or otherwise transferred except in a transaction registered under the Securities Act of 1933, as amended (the “Securities Act”) or unless an exemption from such registration is available.

(e)      The Noteholder is acquiring the Conversion Shares for its own account, not as nominee or agent, and not with a view towards distribution thereof, and the Noteholder has no present intention of selling, granting any participation in or otherwise distributing the same in violation of the Securities Act or any applicable state securities laws. The Noteholder is acquiring the Conversion Shares in the ordinary course of its business. The Noteholder does not presently have any agreement or understanding, directly or indirectly, with any person to distribute any of the Conversion Shares.

(f)       The Noteholder is not acquiring the Conversion Shares as a result of any advertisement, article, notice or other communication regarding the Conversion Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(g)      The conversion of the Note and issuance of the Conversion Shares to the Noteholder and the Permitted Designee(s) as set out in SCHEDULE 1 attached hereto will not result in a violation of any law, rule, regulation, order, judgment or decree applicable to any of them, including, without limitation, as to the source of funds used by such person, directly or indirectly, to pay the purchase price of the Note and/or the Conversion Shares.

4.      Miscellaneous. Section 6 (Miscellaneous) of the Note Purchase Agreement shall apply mutantis mutandis as if fully set forth herein.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Note Conversion Agreement as of the date first set forth above.

THE COMPANY:

Fangdd Network Holding Ltd.

By:
Name: Zeng Xi
Title: Chief Executive Officer

THE NOTEHOLDER:

By:
Name:
Title:

[Signature Page to Fangdd Note Conversion Agreement]

SCHEDULE I

Permitted Designees